UK 3/10/04

04004623

AH 3/8/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 158 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 53037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MCA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 726
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Wik (312) 612-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piotrowski & Gebis (William G. Piotrowski, Partner)
(Name – *if individual, state last, first, middle name*)

3315 Algonquin Rd., Suite 300 Rolling Meadows, IL 60008
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher J. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCA Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANDREA R HENSLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-24-07

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCA Securities LLC

FINANCIAL STATEMENTS AND
AUDITORS' REPORT

December 31, 2003

CONTENTS

	Page
Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplemental Information	11
Auditors' Supplementary Report on Internal Control	12

PIOTROWSKI & GEBIS

CERTIFIED PUBLIC ACCOUNTANTS

3315 Algonquin Road, Suite 300
Rolling Meadows, IL 60008
(847) 259-1900
Fax (847) 259-2016

INDEPENDENT AUDITORS' REPORT

Board of Directors
MCA Securities LLC

We have audited the accompanying statement of financial condition of MCA Securities LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCA Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piotrowski & Gebis

Rolling Meadows, Illinois
February 18, 2004

MCA Securities LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets

Current Assets		
Cash	$	8,134
Accounts receivable - private placement fees		201,450
	$	209,584

Liabilities and Members' Equity

Current Liabilities		
Accrued expenses - related party	$	85,000
Members' Equity		124,584
	$	209,584

The accompanying notes are an integral part of these financial statements.

MCA Securities LLC
STATEMENT OF INCOME

Year Ended December 31, 2003

Revenues	$	201,450
Expenses		
Regulatory and membership fees		2,360
Professional fees		6,550
Consulting		82,500
Insurance		553
Rent		1,750
Utilities		500
Office Expense		250
Miscellaneous fees and taxes		300
		94,763
Net income	$	106,687

The accompanying notes are an integral part of these financial statements.

MCA Securities LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2003

Balance, beginning of year	$	7,897
Members' contributions		10,000
Net earnings for year		106,687
Balance, end of year	$	124,584

The accompanying notes are an integral part of these financial statements

MCA Securities LLC
STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities		
Net income	$	106,687
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable - private placement fees		(201,450)
Increase in accrued expenses - related parties		85,000
Total Adjustments		(116,450)
Net cash used by operations		(9,763)
Cash flow from financing activities:		
Proceeds from members' contributions		10,000
Net cash provided from financing activities		10,000
Net increase in cash and equivalents		237
Cash and equivalents, beginning of year		7,897
Cash and equivalents, end of year	$	8,134

The accompanying notes are an integral part of these financial statements.

MCA Securities LLC
NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and is registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953. The Company was formed as a limited liability company in the State of Illinois on November 3, 2000. The term of the Company is perpetual unless and until dissolved in accordance with the provisions of the members' operating agreement.

While it is anticipated that the Company will operate initially within the State of Illinois, it may, in the future become registered in other states. The Company was formed for the purpose of assisting in the private placement of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Revenues
Revenues from fees arising from private securities placements in which the Company acts as an agent are recorded pursuant to the the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the end of a commitment closing for a respective offering.

Income Taxes
The Company has elected to be treated as a partnership for income tax purposes. Generally, any taxable income of a partnership flows through to the members and is reported on their personal income tax returns.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable from private placement offering fees, primarily for investment companies of various types. Currently, the Company is serving as placement agent for a single offering. The Company acts as placement agent for an entity only after performing detailed due diligence on the subject parties.

NOTE 3 - RELATED PARTY TRANSACTIONS

Accounts receivable - private placement fees represents fee revenue due as of December 31, 2003 pursuant to an agreement between the Company and a real estate limited liability company (the real estate company), for the Company to act as placement agent and provide marketing and distribution services for the private placement of member interests in the real estate company. An affiliated entity, owned by the members of the Company, holds 10% of the non-voting Class B interests of the real estate company.

In accordance with the agreement, the Company earns a fee of 1% of the dollar amount of all subscription commitments obtained for the offering. At each closing for the sale of member interests, the real estate company is required to pay the Company one-half of the total 1% fee associated with the total subscribed amount for that closing. The balance of the fee is to be paid to the company as the capital is received by the real estate company.

As of December 31, 2003, the Company had earned fees of $201,450 on commitments obtained in the first closing of the offering totalling $20,145,000. Amounts received by the real estate company in connection with the offering as of December 31, 2003, amounted to $2,820,300 (representing a 14% capital call). The offering provides for a maximum of $50,000,000 of Class A interests to be offered, but will in no event continue beyond June 30, 2004.

Accrued expenses - related party includes $82,500 due to an affiliated entity that is owned by the members of the company, for consulting fees in connection with assisting the Company in being retained as the placement agent for the private placement discussed above. Pursuant to an agreement with the affiliate, this amount is payable to the affiliate only upon collection of the fees earned as of December 31, 2003.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company operates out of offices leased by an affiliated entity that is owned by the members of the Company. The Company has agreed to pay the affiliate a total of $2,500 (this includes $1,750 for rent, $500 for utilities and $250 for other office expenses) for the fourth quarter of 2003, in reimbursement of operating expenses incurred by the affiliate in connection with maintaining its offices. However, this amount is due the affiliate only upon collection by the Company of the balance of accounts receivable from placement fees as of December 31, 2003. This entire amount is included in accrued expenses as of December 31, 2003. Prior to October 1, 2003, the affiliate was responsible for the payment of all such expenses.

The Company entered into an agreement with the affiliate effective January 1, 2004 that requires the Company to pay the affiliate a total of $2,500 per quarter in reimbursement of certain of its operating expenses.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $8,134 which was $2,468 in excess of its required net capital of $5,666 at that date.

NOTE 6 - EXEMPTION FROM SEC RULE 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

MCA Securities LLC
Supplemental Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

Net Capital		
Total members' equity	$	124,584
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		124,584
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		124,584
Deductions and /or charges:		
Nonallowable assets		(116,450)
Total capital before haircuts on securities positions		8,134
Haircuts on securities		-
Net capital	$	8,134
Aggregate indebtedness		
Accrued expenses	$	85,000
Computation of basic net capital requirement		
Minimum capital required	$	5,666
Excess net capital	$	2,468
Excess net capital at 1,000 percent	$	(366)

PIOTROWSKI & GEBIS

CERTIFIED PUBLIC ACCOUNTANTS

3315 Algonquin Road, Suite 300
Rolling Meadows, IL 60008
(847) 259-1900
Fax (847) 259-2016

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
MCA Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of MCA Securities LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of the differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Rolling Meadows, Illinois
February 18, 2004